UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 10 November 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016
Q1 FY17

FOR THE THREE MONTHS ENDED
30 SEPTEMBER 2016
1. OVERVIEW
We had a very good start to the new ﬁnancial year, with increased production, even stronger cash ﬂows and a quarter in which we returned money to shareholders by way of a dividend.
In support of our strategy to grow and improve the quality of our gold ounces, we acquired the other half of the Hidden Valley mine in Papua
New Guinea (PNG) and submitted the special mining lease application in support of the Golpu project.
We recorded our highest ever quarterly revenue of R5.25 billion, a 9% increase quarter on quarter (16% increase to US$374 million).
The operations generated positive free cash ﬂow of R850 million (US$60 million), allowing us to reduce net debt by 51% from R1 083 million to R528 million (reduced by 49% from US$74 million to US$38 million), after paying a dividend of R218 million (US$16 million).
2. SAFETY AND HEALTH
We are committed to creating a culture where safety and health is our ﬁrst priority. Despite our combined efforts, two of our colleagues tragically lost their lives in mine related accidents.
The causes of all accidents are investigated and analysed thoroughly by our own safety personnel in conjunction with the authorities and employee representatives, and lessons learned are rigorously applied.
We will persist with our safety training and awareness campaigns to ensure a safe working place.
PRODUCTION RESULTS
MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
•
Received numerous industry safety awards
at 2016 MineSAFE ceremony
•
10% increase in gold production
•
Production proﬁt of R1.4 billion
(US$97 million)
•
R850 million (US$60 million) free
operational cash ﬂow
KEY FEATURES – QUARTER ON QUARTER
•
51% decrease in net debt from R1 083 million to R528 million
(49% decrease from US$74 million to US$38 million)
•
R5.25 billion recorded in revenue – highest ever (US$374 million)
•
Currency and gold hedges realise R240 million (US$17 million)
in proﬁts
•
Acquired full ownership of Hidden Valley in PNG
September 2016 quarter
June 2016 quarter
Q-on-Q variance %
Gold produced kg
8 630
7 880 10
oz
277 461
253 349 10
Underground grade g/t
5.01
4.75 5
Gold price received R/kg
605 224
608 316 (1)
US$/oz
1 339
1 262 6
Cash operating costs R/kg
448 117
437 925 (2)
US$/oz
991
909 (9)
Total costs and capital R/kg
515 776
512 829 (1)
US$/oz
1 141
1 064 (7)
All-in sustaining costs R/kg
516 116
521 738 1
US$/oz
1 142
1 083 (5)
Production proﬁt R million
1 369
1 357 1
US$ million
97
91 7
Cash operating margin %
16
17
Exchange rate R/US$
14.06
14.99 (6)

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016
MESSAGE FROM THE CHIEF EXECUTIVE OFFICER CONTINUED
As regards occupational lung diseases, the Silicosis Working Group, initiated by the gold mining companies, continues to work on a sustainable, all-inclusive and comprehensive solution for the current and legacy dilemmas. See www.oldcollab.co.za for more information.
During the quarter, three of Harmony’s operating units – the Asset Management Forum, Kusasalethu and Kalgold – received awards for second, third and fourth places respectively in the Best Improved Safety Performance category at the 2016 MineSAFE awards ceremony. Another three business units – Joel, Bambanani, and Kalgold – came second, third and fourth respectively in the Best Safety Performance category. In addition, our health hubs healthcare model was awarded third place in the Medical/Wellness category.
3. OPERATIONAL RESULTS
Quarter on quarter gold production increased by 10% to 8 630kg compared to 7 880kg in the previous quarter. When comparing actual performance against planned performance, our operations performed in line with or exceeded their plans, with Target 1 being the only exception.
Underground recovered grade increased by 5.5% quarter on quarter to 5.01g/t. Development grades at all operations – except for Target 1 – are in line with expectations and support the expected grade in the life-of-mine plan. At Kusasalethu, better than expected grades were intersected during the quarter.
At Target 1, unstable ground conditions hampered further mining in the higher grade areas. Action plans include an increased focus on development to ensure that mining ﬂexibility improves. Higher grade is only expected by the third quarter of the ﬁnancial year.
Cash operating costs for the September 2016 quarter increased by 12% quarter on quarter in Rand terms (19% increase in US dollar terms), mainly due to an increase in labour costs (bonuses and annual wage increases) and higher electricity costs (winter tariffs).
The all-in sustaining cost for the group remained stable with a 1% decrease to R516 116/kg (5% increase to US$1 142/oz), despite the seasonal effect of winter electricity tariffs.
4. HEDGING ACTIVITY
Currency hedging
The foreign currency hedging is in the form of zero cost collars, which establish a minimum (ﬂoor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rands. The nominal value of the hedging contracts as at 30 September 2016 was US$458 million. The hedging contracts are spread over a 12 month period, and are summarised as follows:
Q2FY17
Q3FY17                              Q4FY17
Q1FY18
Sold call options
Nominal US$125 million US$112 million US$146 million US$75 million
Average strike price R18.57 R18.59 R17.38 R16.37
Lowest strike price R17.93 R17.93 R16.21 R16.21
Highest strike price R19.08 R19.08 R18.28 R16.50
Purchased put options
Nominal US$125 million US$112 million US$146 million US$75 million
Average strike price R15.56 R15.56 R15.47 R15.01
Lowest strike price R15.40 R15.40 R14.85 R14.85
Highest strike price R15.80 R15.80 R16.10 R15.15
During the September 2017 quarter, a gain of R183 million (US$13 million) was realised on the contracts that matured.
R183m gain
realised
Q1FY17
R76m gain
realised
Q4FY16
Currency hedge (spot vs floor and cap)
July 15
Feb 16
Dec 15
Dec 16
Jun 16
Sept 17
Mar 17
Jun 17
Sept 16
USDZAR spot price
Floor
Cap
R/USD
exchange
rate
12
13
14
15
16
17
19
18

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016

Gold hedging
Gold hedging is in the form of short-term gold forward sale contracts with a maximum term of 24 months. The nominal value hedged at 30
September 2016 was 424 000 ounces, representing approximately 20% of our total production. The breakdown of gold forward sale contracts entered into are as follows:
Q1
Q2
Q3
Q4
FY17
Kgs 1 680 1 680 1 680
Average R/kg R648 871 R660 632 R673 143
FY18
Kgs 1 680 1 680 1 680 1 680
Average R/kg R686 131 R699 540 R712 982 R727 765
FY19
Kgs 1 431
Average R/kg R709 785
During the September 2016 quarter (FY17 Q1), a gain of R57 million (US$4 million) was realised on the contracts that matured.
5. GOLPU
An application for a special mining lease and associated ancillary tenements was lodged with the Mineral Resources Authority on 25 August 2016.
We continue to further research environmentally responsible options for a terrestrial tailings facility, and deep sea tailings placement options.
6. MINERAL AND PETROLEUM RESOURCES DEVELOPMENT BILL AND NEW DRAFT MINING CHARTER
Harmony continues to participate in discussions to inﬂuence the ﬁnal outcome of the legislation applicable to its mining tenure.
7. ACQUISITION OF HIDDEN VALLEY
Harmony continuously investigates opportunities to increase its production and reserves. Its acquisition of Newcrest’s 50% share in Hidden Valley and the surrounding tenement package in PNG is in line with the company’s overall aspiration to increase its annual production proﬁle to 1.5Moz within three years. The transaction became unconditional on 25 October 2016.
The mine has the potential to contribute approximately 180 000oz of gold per annum to Harmony’s production proﬁle, at an all-in sustaining cost of less than US$950/oz once fully recommissioned.
Hidden Valley has an attractive reserve (Au 1.4Moz, Ag 27Moz) with near certain extension within the current open pit resource
(Au 4.9Moz, Ag 73Moz), an established quality management team, a stable workforce and strong community support.
Harmony plans to invest and develop stages 5 and 6 of the mine initially, mining approximately 1.2Moz of gold and 18Moz of silver over a period of seven years. The capital investment required of up to US$180 million – consisting of mine development, new equipment and infrastructure – is expected to be completed by the latter half of calendar 2018, after which, the operation will have an all-in sustaining cost of less than US$950/oz based on current estimates.
R57m gain
realised
Q1FY17
Gold hedge (average hedge price vs spot gold price)
July 15
Jun 16
Sept 16
Dec 16
Dec 17
Mar 17
Mar 18
Jun 17
Sept 17
Profit
Market price
Hedge
R/kg
400 000
450 000
500 000
550 000
600 000
650 000
700 000

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016
With brownﬁelds prospecting in tenements surrounding Hidden Valley, it is possible that production could continue for many more years with new and potentially small satellite mines delivering their ore to the Hidden Valley processing plant.
Prior to the full acquisition of Hidden Valley, budgets for FY17 had been based on the processing of lower grade stockpiles together with limited ore from Hamata, to be followed by the operation’s entering care and maintenance. Following the acquisition in September 2016, the FY17 budget for Hidden Valley was revised (applicable from October 2016 onwards) with the following key elements:
•
Planned production at steady state of about 180 000oz of gold and 3Moz of silver
•
Life-of-mine production of 1.2Moz gold and 18Moz of silver
•
Recovered grade of 1.4g/t to 1.5g/t and silver at approximately 20g/t to 23g/t
•
Milling rate of about 4Mt per annum
•
Mining rate ramps up to 28Mt per annum
•
Resume waste stripping at Stage 5
•
Investment in additional and replacement mobile ﬂeet
•
Process stockpiles and Hamata ore to June 2017 followed by a ﬁve-month mill shut down
•
Progress maintenance and upgrade projects planned during the shut down
•
Recruit personnel to operate and maintain additional ﬂeet trucks
Currently a ﬁve-month ore gap is expected from July 2017 to November 2017 in FY18. This ore gap will enable a major plant shutdown for upgrades and maintenance projects. Reducing this ore gap remains the biggest opportunity to increase our gold ounces at Hidden Valley and is receiving a high level of attention and management focus.
8. CONCLUSION
Harmony’s aspiration is to grow our production to approximately 1.5Moz annually and to increase our proﬁtability within the next three years by:
•
growing, nurturing and developing our core assets
•
harvesting operations that are high cost and have a short life
•
expanding in South Africa, into Africa and in Papua New Guinea
•
exploring organic growth opportunities
We understand the signiﬁcant impact our company has on the lives of people, on the communities that surround our mines, on the environment, and on the economic well-being of the countries in which we operate. We also understand that we are custodians of shareholders’ trust to optimise their investment in the company. Safe gold production – combined with higher gold prices – means stronger margins.
Our commitment to our stakeholders is to ensure that we meet our safety and production targets. We are off to a good start and intend maintaining the momentum to achieve in line with our plans. We are well on track to achieve our annual production guidance of 1.05Moz.
MESSAGE FROM THE CHIEF EXECUTIVE OFFICER CONTINUED

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016

SHARE PRICE DATA FOR THE QUARTER ENDED 30 SEPTEMBER 2016
Number of shares in issue:
Share price – JSE
– at 30 September 2016 437 479 029 Trading range R66.65 – R45.72
– at 30 June 2016 437 299 479 Average volume traded 2 030 206
Free ﬂoat 100%
ADR price – NYSE
ADR ratio 1:1 Trading range US$4.00 – US$4.50
Bloomberg/Reuters code HAR:SJ/HARJ.J Average volume traded 4 761 490
Market capitalisation
ZAR at 30 September 2016 R21 218m
ZAR at 30 June 2016 R22 945m
US$ at 30 September 2016 US$1 543m
US$ at 30 June 2016 US$1 567m
Harmony Gold Mining Company Limited (Harmony), a world-
class gold mining and exploration company, has operations
and assets in South Africa and PNG. Harmony, which has more
than 60 years’ experience in the industry, is the third largest gold producer in South Africa. Our assets include one open pit mine and several exploration tenements in PNG, as well as nine underground mines and one open pit operation and several
surface sources in South Africa. In addition, we own 50% of the signiﬁcant Golpu project in a joint venture in PNG.
The company’s primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States.
Additional information on the company is available on the
corporate website, www.harmony.co.za.
Our Integrated Annual Report 2016 tells the story of Harmony for our 2016 ﬁnancial year (FY16) from 1 July 2015 to 30 June
2016. We aim to show readers what Harmony has done and
achieved, what we plan to do and achieve in the future and
how we intend to get there. The report reﬂects on our journey in FY16 – we explain our external and internal environments, our strategy and business model, together with our objectives and how we performed against these. All of our annual reports are available as pdfs at www.har.co.za, our reporting website, and can also be accessed via our corporate website,
www.harmony.co.za.

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016
OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC)
South Africa – underground production
Three
months
ended
Tshepong
Phakisa
Bambanani
Joel
Doornkop
Target 1
Kusasalethu
Ore milled
- t'000
Sep-16
275
186
63
141
157
193
162
Jun-16 280 167 49 143 154 199 141
Yield
- g/tonne
Sep-16
4.65
6.34
12.27
4.97
4.10
2.66
6.92
Jun-16 4.64 6.10 10.90 4.04 4.25 3.42 6.56
Gold produced
- kg
Sep-16
1 278
1 179
773
701
644
514
1 121
Jun-16 1 299 1 019 534 578 654 681 925
Gold sold
- kg
Sep-16
1 275
1 176
771
730
663
481
1 146
Jun-16 1 300 1 020 535 550 667 677 914
Gold price received
- R/kg
Sep-16
604 205
604 440
605 070
604 422
608 148
607 507
607 729
Jun-16 608 495 609 494 609 436 610 773 608 934 607 437 607 037
Revenue
(R’000)
Sep-16
770 361
710 822
466 509
441 228
403 202
292 211
696 457
Jun-16 791 043 621 684 326 048 335 925 406 159 411 235 554 832
Cash operating cost
(R’000)
Sep-16
554 114
455 655
234 863
254 126
305 621
348 099
543 436
Jun-16 503 920 371 642 204 199 225 747 277 620 331 121 481 663
Inventory movement
(R’000)
Sep-16
734
(1 172)
(2 151)
14 230
4 342
(18 169)
13 616
Jun-16 (849) (710) 1 585 (11 478) (856) (4 117) (12 447)
Operating costs
(R’000)
Sep-16
554 848
454 483
232 712
268 356
309 963
329 930
557 052
Jun-16 503 071 370 932 205 784 214 269 276 764 327 004 469 216
Production proﬁt
(R’000)
Sep-16
215 513
256 339
233 797
172 872
93 239
(37 719)
139 405
Jun-16 287 972 250 752 120 264 121 656 129 395 84 231 85 616
Capital expenditure
(R’000)
Sep-16
97 629
78 340
20 652
57 540
46 928
72 825
70 952
Jun-16 89 822 87 584 29 251 51 134 57 014 79 588 104 982
Cash operating costs
- R/kg
Sep-16
433 579
386 476
303 833
362 519
474 567
677 235
484 778
Jun-16 387 929 364 712 382 395 390 566 424 495 486 228 520 717
Cash operating costs
- R/tonne
Sep-16
2 015
2 450
3 728
1 802
1 947
1 804
3 355
Jun-16 1 800 2 225 4 167 1 579 1 803 1 664 3 416
Cash operating cost
and capital
- R/kg
Sep-16
509 971
452 922
330 550
444 602
547 436
818 918
548 071
Jun-16 457 076 450 663 437 172 479 033 511 673 603 097 634 211
Operational free cash
ﬂow margin¹
%
Sep-16
15%
25%
45%
29%
13%
-44%
12%
Jun-16 25% 26% 28% 18% 18% 0% -6%
¹Excludes run-of-mine costs for Kalgold (September 2016: -R1.384m; June 2016: -R0.146m) and Hidden Valley (September 2016: R48.714m; June 2016: R11.781m)

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016

South Africa – surface production
Total
South Africa
Papua New
Guinea
Masimong
Unisel
Total
Underground
Phoenix
Dumps
Kalgold
Total Surface
Hidden
Valley
Total
Harmony
176
113
1 466
1 695
761
389
2 845
4 311
473
4 784
167 102 1 402 1 571 796 390 2 757 4 159 454 4 613
3.58
4.51
5.01
0.14
0.32
0.85
0.28
1.89
1.00
1.80
3.54 3.64 4.75 0.13 0.31 0.78 0.27 1.78 1.05 1.71
630
510
7 350
238
242
329
809
8 159
471
8 630
592 371 6 653 197 250 305 752 7 405 475 7 880
628
508
7 378
246
241
338
825
8 203
478
8 681
593 371 6 627 195 255 332 782 7 409 528 7 937
604 443
604 974
605 544
601 171
608 336
605 388
604 992
605 489
600 686
605 224
607 811 608 377 608 581 608 297 607 259 607 599 607 662 608 484 605 955 608 316
379 590
307 327
4 467 707
147 888
146 609
204 621
499 118
4 966 825
287 128
5 253 953
360 432 225 708 4 033 066 118 618 154 851 201 723 475 192 4 508 258 319 944 4 828 202
296 560
219 991
3 212 465
95 236
118 288
150 339
363 863
3 576 328
290 919
3 867 247
279 081 195 643 2 870 636 85 333 113 632 143 520 342 485 3 213 121 237 725 3 450 846
(130)
(1 221)
10 079
4 754
1 393
4 778
10 925
21 004
(2 965)
18 039
(849) 266 (29 455) (2 321) 2 469 19 199 19 347 (10 108) 29 882 19 774
296 430
218 770
3 222 544
99 990
119 681
155 117
374 788
3 597 332
287 954
3 885 286
278 232 195 909 2 841 181 83 012 116 101 162 719 361 832 3 203 013 267 607 3 470 620
83 160
88 557
1 245 163
47 898
26 928
49 504
124 330
1 369 493
(826)
1 368 667
82 200 29 799 1 191 885 35 606 38 750 39 004 113 360 1 305 245 52 337 1 357 582
26 274
16 965
488 105
2 479
52 835
17 016
72 330
560 435
23 468
583 903
32 081 16 721 548 177 3 068 13 021 7 588 23 677 571 854 18 389 590 243
470 730
431 355
437 070
400 151
488 793
456 957
449 769
438 329
617 662
448 117
471 421 527 340 431 480 433 162 454 528 470 557 455 432 433 912 500 474 437 925
1 685
1 947
2 191
56
155
386
128
830
615
808
1 671 1 918 2 048 54 143 368 124 773 524 748
512 435
464 620
503 479
410 567
707 120
508 678
539 176
507 018
667 488
515 776
525 611 572 410 513 875 448 736 506 612 495 436 486 918 511 138 539 187 512 829
15%
23%
17%
34%
-17%
18%
12%
17%
7%
16%
14% 6% 15% 25% 18% 25% 23% 16% 24% 17%

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016
OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL)
South Africa – underground production
Three
months
ended
Tshepong
Phakisa
Bambanani
Joel
Doornkop
Target 1
Kusasalethu
Ore milled
- t’000
Sep-16
303
205
69
155
173
213
179
Jun-16 309 184 54 158 170 219 155
Yield
- oz/tonne
Sep-16
0.136
0.185
0.360
0.145
0.120
0.078
0.201
Jun-16 0.135 0.178 0.318 0.118 0.124 0.100 0.192
Gold produced
- oz
Sep-16
41 089
37 906
24 852
22 538
20 705
16 525
36 041
Jun-16 41 764 32 762 17 168 18 583 21 027 21 895 29 739
Gold sold
- oz
Sep-16
40 992
37 809
24 788
23 470
21 316
15 464
36 845
Jun-16 41 796 32 794 17 201 17 683 21 445 21 766 29 386
Gold price received
- $/oz
Sep-16
1 336
1 337
1 338
1 337
1 345
1 344
1 344
Jun-16 1 263 1 265 1 265 1 267 1 264 1 260 1 260
Revenue
($’000)
Sep-16
54 781
50 547
33 174
31 376
28 672
20 779
49 526
Jun-16 52 775 41 476 21 752 22 411 27 097 27 436 37 016
Cash operating cost
($’000)
Sep-16
39 404
32 402
16 702
18 071
21 733
24 754
38 644
Jun-16 33 620 24 794 13 623 15 060 18 522 22 091 32 134
Inventory movement
($’000)
Sep-16
52
(83)
(153)
1 012
309
(1 292)
968
Jun-16 (57) (47) 106 (766) (57) (275) (830)
Operating costs
($’000)
Sep-16
39 456
32 319
16 549
19 083
22 042
23 462
39 612
Jun-16 33 563 24 747 13 729 14 294 18 465 21 816 31 304
Production proﬁt
($’000)
Sep-16
15 325
18 228
16 625
12 293
6 630
(2 683)
9 914
Jun-16 19 212 16 729 8 023 8 117 8 632 5 620 5 712
Capital expenditure
($’000)
Sep-16
6 942
5 570
1 469
4 092
3 337
5 178
5 045
Jun-16 5 991 5 843 1 952 3 411 3 804 5 309 7 004
Cash operating costs
- $/oz
Sep-16
959
855
672
802
1 050
1 498
1 072
Jun-16 805 757 794 810 881 1 009 1 081
Cash operating costs
- $/tonne
Sep-16
130
158
242
117
126
116
216
Jun-16 109 135 252 95 109 101 207
Cash operating cost
and capital
- $/oz
Sep-16
1 128
1 002
731
983
1 211
1 811
1 212
Jun-16 948 935 907 994 1 062 1 251 1 316
Operational free cash
ﬂow margin¹
%
Sep-16
15%
25%
45%
29%
13%
-44%
12%
Jun-16
25%
26%
28%
18%
18%
0%
-6%
¹Excludes run-of-mine costs for Kalgold (September 2016: -US$0.98m; June 2016: -US$0.10m) and Hidden Valley (September 2016: US$3. 464m; June 2016: US$0.786m)

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016

South Africa – surface production
Total
South Africa
Papua New
Guinea
Masimong
Unisel
Total
Underground
Phoenix
Dumps
Kalgold
Total Surface
Hidden
Valley
Total
Harmony
194
125
1 616
1 869
839
429
3 137
4 753
522
5 275
184 112 1 545 1 732 878 430 3 040 4 585 501 5 086
0.104
0.131
0.146
0.004
0.009
0.025
0.008
0.055
0.029
0.053
0.103 0.107 0.138 0.004 0.009 0.023 0.008 0.052 0.030 0.050
20 255
16 397
236 308
7 652
7 780
10 578
26 010
262 318
15 143
277 461
19 033 11 928 213 899 6 334 8 038 9 806 24 178 238 077 15 272 253 349
20 191
16 333
237 208
7 909
7 748
10 867
26 524
263 732
15 368
279 100
19 065 11 928 213 064 6 269 8 198 10 674 25 141 238 205 16 976 255 181
1 337
1 338
1 339
1 330
1 346
1 339
1 338
1 339
1 329
1 339
1 261 1 262 1 263 1 262 1 260 1 261 1 261 1 263 1 257 1 262
26 993
21 854
317 702
10 516
10 426
14 551
35 493
353 195
20 418
373 613
24 046 15 058 269 067 7 914 10 331 13 458 31 703 300 770 21 345 322 115
21 089
15 644
228 443
6 772
8 411
10 691
25 874
254 317
20 687
275 004
18 619 13 052 191 515 5 693 7 581 9 575 22 849 214 364 15 860 230 224
(9)
(87)
717
338
99
340
777
1 494
(211)
1 283
(57) 18 (1 965) (155) 165 1 281 1 291 (674) 1 994 1 320
21 080
15 557
229 160
7 110
8 510
11 031
26 651
255 811
20 476
276 287
18 562 13 070 189 550 5 538 7 746 10 856 24 140 213 690 17 854 231 544
5 913
6 297
88 542
3 406
1 916
3 520
8 842
97 384
(58)
97 326
5 484 1 988 79 517 2 376 2 585 2 602 7 563 87 080 3 491 90 571
1 869
1 206
34 708
177
3 757
1 210
5 144
39 852
1 669
41 521
2 141 1 115 36 570 205 869 507 1 581 38 151 1 227 39 378
1 041
954
967
885
1 081
1 011
995
969
1 366
991
978 1 094 895 899 943 976 945 900 1 039 909
109
125
141
4
10
25
8
54
40
52
101 117 124 3 9 22 8 47 32 45
1 133
1 028
1 114
908
1 564
1 125
1 193
1 121
1 476
1 141
1 091 1 188 1 066 931 1 051 1 028 1 010 1 061 1 119 1 064
15%
23%
17%
34%
-17%
18%
12%
17%
7%
16%
14%
6%
15%
25%
18%
25%
23%
16%
24%
17%

Harmony Gold Mining Company Limited Production results for the three months ended 30 September 2016
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended, and
Section 27A of the Securities Act of 1933, as amended, with respect to our ﬁnancial condition, results of operations, business strategies, operating efﬁciencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims”
“intends” “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”, “forecast”, “predict”, “continue” or similar expressions or the negative thereof.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reﬂecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash ﬂows, and the sensitivity of cash ﬂows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efﬁciencies and other cost savings in connection with past and future acquisitions, ﬂuctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, ﬂuctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, ﬂuctuations in exchange rates, the adequacy of the group’s insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.
For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of ﬁnancing), see the company’s latest Integrated Annual Report on Form 20-F which is on ﬁle with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission ﬁlings. The company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date of this annual report or to reﬂect the occurrence of unanticipated events, except as required by law.
HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited (“Harmony”
or “Company”) was incorporated and registered as a
public company in South Africa on 25 August 1950
Registration number: 1950/038232/06
Corporate ofﬁce
Randfontein Ofﬁce Park
PO Box 2, Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website:
www.harmony.co.za
DIRECTORS
PT Motsepe* (chairman)
FFT De Buck*^ (lead independent director)
JM Motloba*^ (deputy chairman)
PW Steenkamp (chief executive ofﬁcer)
F Abbott (ﬁnancial director)
JA Chissano*
1
^
KV Dicks*^
Dr DSS Lushaba*^
CE Markus*^
HE Mashego**
M Msimang*^
KT Nondumo*^
VP Pillay*^
JL Wetton*^
AJ Wilkens*
* Non-executive
** Executive
^ Independent
1
Mozambican
INVESTOR RELATIONS
E-mail: harmonyIR@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
COMPANY SECRETARY
Riana Bisschoff
Telephone: +27 11 411 6020
Fax: +27 11 696 9734
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za
TRANSFER SECRETARIES
Link Market Services South Africa
(Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House,
Ameshoff Street, Braamfontein
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 86 154 6572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 2450
ADR* DEPOSITARY
Deutsche Bank Trust Company Americas c/o American
Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050
New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-765-8782
*ADR: American Depositary Receipts
SPONSOR
JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
TRADING SYMBOLS
JSE Limited: HAR
New York Stock Exchange, Inc.: HMY
Berlin Stock Exchange: HAM1
ISIN: ZAE 000015228
DIRECTORATE AND ADMINISTRATION

NOTES

NOTES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 10, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director